

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
Mr. Robert Fitzgerald
President and Chief Executive Officer
Phazar Corp
101 S.E. 25th Avenue
Mineral Wells, TX 76067

> **Re: Phazar Corp**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 21, 2012**
> **File No. 0-12866**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 9A Controls and Procedures, page 23

1.   It appears that you have combined your disclosures on controls and procedures with the disclosures of your evaluation of internal control over financial reporting. In this regard we note that you included a conclusion on your disclosure controls and procedures but we did not find a conclusion on your evaluation of internal control over financial reporting. Please amend your 10-K to include a statement as to whether or not internal controls over financial reporting are effective. Refer to Items 307 and 308 of Regulation S-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director